TELIFONDA (CAYMAN) LTD. COMPLETES ACQUISITION OF

BOLSA RESOURCES, INC. & HILL COPPER-ZINC PROJECT

LAKEWOOD, COLORADO, (February 27, 2009) News Release #09-02

Aurelio Resource Corporation (OTCBB : AULO, Frankfurt : F3RA) is pleased to report that the Stock Purchase Agreement announced on September 30, 2008 (and as amended on November 17, 2008) with Telifonda (Cayman) Ltd. pursuant to which Telifonda has acquired a 100% equity interest in Bolsa Resources for US$2.5 million, has closed. In addition to the cash consideration, Aurelio retains a 3% Net Smelter Returns (NSR) royalty interest in the Hill Copper-Zinc Project in Arizona. Telifonda (Cayman) is also required to invest an initial eight million dollars (US$8,000,000) into Bolsa Resources, to maintain Bolsa's land position, advance the project, and complete a bankable feasibility study for the Hill Copper-Zinc Project within four (4) years.

Telifonda (Cayman) has also agreed to purchase a 3% NSR royalty interest in the Company's Gavilanes gold project for US$50,000, to reimburse Aurelio for certain expenses incurred prior to closing in the amount of US$265,522 and to advance US$1.45 million (cash) on a non-recourse basis to AIEX Corporation, a wholly-owned subsidiary of Aurelio, that will in turn, invest in new and existing projects both domestically and internationally. These funds will be received in tranches by the Company prior to the end of the year.

Chairman Fred Warnaars stated that "completion of the Telifonda transaction will allow Aurelio to advance the Gavilanes gold project in Mexico and to pursue other mining opportunities, while at the same time giving our shareholders an opportunity to participate in the ultimate success of the Hill Copper-Zinc Project".

On behalf of the Board of Directors,

Dr. Fred Warnaars

Chairman

303-795-3030

800-803-1371

303-945-7270 (fax)

About the Company

Aurelio Resource Corporation holds a 3% NSR interest in the Hill (Arizona) Copper-Zinc Project, which contains an estimated resource of 63.8 million tons grading 0.56% copper-equivalent. Aurelio has also acquired the rights to explore, and an option to purchase, the Gavilanes gold porphyry deposit in Durango, Mexico.

For additional information, please visit our website (www.AurelioResource.com).

Legal Notice Regarding Forward Looking Statements

Statements in this news release that are not historical facts are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "aims", "potential", "goal", "objective", "prospective", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as they constitute predictions of what might be found to be present when and if a project is actually developed.

It is important to note that the Company's actual outcomes may differ materially from those statements contained in this press release. Factors which may delay or prevent these forward looking statements from being realized include: that we may not be able to reach final agreement on definitive documents required parties; misinterpretation of data; that we may not be able to keep our qualified personnel; that funds expected to be received may not be; that our estimates of mineral resources are inaccurate; uncertainties involved in the interpretation of drilling results and other tests and the estimation of resources; that we may not be able to get equipment or labor as we need it; that we may not be able to raise sufficient funds to complete our intended exploration, purchase, lease or option payments; that our applications to drill may be denied; that weather, logistical problems or hazards may prevent us from exploration; that analysis of data cannot be done accurately and at depth; that results which we have found in any particular location are not necessarily indicative of larger areas of our property; and that despite encouraging data there may be no commercially exploitable mineralization on our properties. Readers should refer to the risk disclosures outlined in the Company's most-recent Form 10-KSB/A and Form 10-Q Reports filed with the Securities and Exchange Commission.